FOR IMMEDIATE RELEASE:                               NEWS
June 16, 1997                                        Nasdaq National Market/AVRT
                                                     http://www.avert.com

AVERT, INC. ANNOUNCES RESULTS OF ANNUAL MEETING
Shareholders Agree to Increase the Number of Incentive Stock Options

FORT COLLINS, Colorado - Avert, Inc. (Nasdaq National Market/AVRT), an information services company that provides employment background checks to a growing nationwide customer base, today announced results of the 1997 Avert Annual Meeting held in Fort Collins, CO on June 11, 1997.

Three proposals were brought before the shareholders of the Company. Shareholders approved a proposal to increase the number of incentive stock options available for employees to 525,000 options, up from 363,337. Four persons were elected to serve on the Avert, Inc. Board of Directors. Dean Suposs, Michael Vaughan, Steve Fienhold, and Steve Joyce will serve the Company until the next annual meeting. Additionally, shareholders ratified the selection of Hein & Associates, LLC to remain the Company's auditors for the calendar year of 1997.

"The positive response from the shareholders to increase the employee stock options indicates that the public believes in the long term growth strategies of the Company and the importance of making employees vested owners," said Dean Suposs, President at Avert.

In unrelated business, the Company's redeemable warrants expired on April 30, 1997. The number of shares bought through the conversion of the redeemable warrants was 88,125, with total net proceeds to the Company of $572,812. The total number of Avert shares outstanding is now 3,488,125.

Through its headquarters in Fort Collins, Avert, Inc. is an information services company that provides pre-employment services to thousands of employers nationwide. Avert guarantees that its products and services are the most current and accurate available. Products and services include criminal records, civil records, workers' compensation histories, driving records, reference checks, credit histories, education / credential verification and social security number validation.

Avert, Inc.
Dean Suposs, President
970/484-7722